ATCO
GROUP

Corporate Office

09047131

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

October 2, 2009

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed September 4, 2009 for symbol CU
- Corporation's Form 1, filed September 4, 2009 for symbol CU.X
- Corporation's Form 1, filed September 4, 2009 for symbol CU.PR.A
- Corporation's Form 1, filed September 4, 2009 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

SEC
Mail Processing
Section

OCT 1 3 2009

Washington, DC
122

dlw
10/20

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	09/01/2009 - 09/30/2009

Summary

Issued & Outstanding Opening Balance :	83,896,010	As at :	09/01/2009
	Effect on Issued & Outstanding Securities		
Stock Option Plan	17,800		
Other Issuances and Cancellations	16,900		
Issued & Outstanding Closing Balance :	83,930,710		

Stock Option Plan

Stock Options Outstanding Opening Balance: **1,109,900** As at : 09/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/30/2009	N		17,800		

Filer's comment

TSX Reserved = 4,082,600 TSX Available = 2,972,700

Totals		0	17,800	0	0

Stock Options Outstanding Closing Balance: **1,092,100** As at : 09/30/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2009	Conversion (General)	16,900
Totals		16,900

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/01/2009
Last Updated:	10/01/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	09/01/2009 - 09/30/2009

Summary

Issued & Outstanding Opening Balance :	41,742,460	As at :	09/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-16,900		
Issued & Outstanding Closing Balance :	41,725,560		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2009	Conversion (General)	-16,900
Totals		-16,900

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/01/2009
Last Updated:	10/01/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	09/01/2009 - 09/30/2009

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/01/2009
Last Updated:	10/01/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	09/01/2009 - 09/30/2009

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/01/2009
Last Updated:	10/01/2009